Exhibit A

Funds of First Trust Exchange-Traded Fund IV

as of February 24, 2021

First Trust North American Energy Infrastructure Fund

First Trust Tactical High Yield ETF

First Trust Senior Loan Fund

First Trust Strategic Income ETF

First Trust Enhanced Short Maturity ETF

First Trust Low Duration Opportunities ETF

First Trust Long Duration Opportunities ETF

First Trust EIP Carbon Impact ETF

FT Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF